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TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

Date: October 25, 2024

Dear Sir/Madam,

Sub: Notice of Postal Ballot

Further to the outcome of Board meeting of Infosys Limited ("the Company") dated October 17, 2024, we enclose herewith a copy of the postal ballot notice dated October 17, 2024 ("Notice") to seek approval of the shareholders for the following resolutions:

Sr. No.	Particulars
1.	Material Related Party Transactions between Infosys Limited and subsidiaries with Stater N.V.
2.	Material Related Party Transactions between Infosys Limited and subsidiaries with Stater Nederland B.V.

In compliance with the provisions of the General circular General Circular No. 09 / 2024 dated September 19, 2024, issued by the Ministry of Corporate Affairs, the Notice is being sent through electronic mode to those members whose e-mail addresses are registered with the Company/Depositories and whose names are recorded in the Register of Members of the Company or in the Register of Beneficial Owners maintained by the Depositories as on Wednesday, October 23, 2024, seeking their approval as set out in the Notice.

The Company has engaged the services of NSDL for the purpose of providing e-voting facility to all its members. The remote e-voting will commence from Monday, October 28, 2024 (9:00 a.m. IST) and shall end on Tuesday, November 26, 2024 (5:00 p.m. IST). The results of the postal ballot will be announced on or before Thursday, November 28, 2024 (5:00 p.m. IST).

This disclosure is being made pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended.

The above information will be made available on the website of the Company at www.infosys.com.

This is for your information and records.

Yours Sincerely,

For **Infosys Limited**,

Anur Gurugopala Raju Suryanarayana Manikantha

Digitally signed by Anur Gurugopala Raju Suryanarayana Manikantha
Date: 2024.10.25 14:32:31 +05'30'

A. G. S. Manikantha
Company Secretary
Membership No. ACS 21918

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362

investors@infosys.com
www.infosys.com

Postal Ballot Notice

Pursuant to Sections 108 and 110 of the Companies Act, 2013, read with Rules 20 and 22 of the Companies (Management and Administration) Rules, 2014

Dear Member(s),

Notice is hereby given pursuant to the provisions of Sections 108 and 110, and other applicable provisions of the Companies Act, 2013, as amended ("the Act"), read together with the Companies (Management and Administration) Rules, 2014, as amended ("the Management Rules"), General Circular No. 09 / 2024 dated September 19, 2024 issued by the Ministry of Corporate Affairs, Government of India, and Circular SEBI/HO/CFD/CFD-PoD-2/P/CIR/2024/133 dated October 3, 2024 issued by SEBI (hereinafter collectively referred to as "the Circulars"), Secretarial Standards on General Meetings issued by the Institute of Company Secretaries of India ("SS-2") and any other applicable laws, rules, circulars, notifications and regulations (including any statutory modification(s) or re-enactment(s) thereof, for the time being in force), that the resolutions appended below, be passed by the Members of the Company (as on "the Cut-off Date"), through postal ballot ("the Postal Ballot") only by way of remote e-voting ("e-voting") for the following ordinary resolutions:

S.no.	Particulars
1.	Material Related Party Transactions between Infosys Limited and subsidiaries with Stater N.V.
2.	Material Related Party Transactions between Infosys Limited and subsidiaries with Stater Nederland B.V.

An Explanatory Statement pertaining to the said resolutions setting out the material facts and the reasons / rationale thereof form part of this Postal Ballot Notice ("the Notice" or "the Postal Ballot Notice"). The Members may note that in terms of the provisions of the LODR Regulations, the related parties as defined thereunder (whether such related party is a party to the aforesaid transactions or not), shall not vote to approve them.

In compliance with Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended ("the LODR Regulations") and pursuant to the provisions of Sections 108 and 110 of the Act read with the rules framed thereunder and the Circulars, the manner of voting on proposed resolutions is restricted only to e-voting i.e., by casting votes electronically instead of submitting postal ballot form. Accordingly, the Postal Ballot Notice and instructions for e-voting are being sent only through electronic mode to those Members whose email address is registered with the Company / Depository Participant("DP").

The Board has appointed Hemanth, Holla & Co., (Membership No. FCS 6374) (CP No. 6519) Practicing Company Secretaries, as the scrutinizer ("Scrutinizer") for conducting the Postal Ballot / e-voting process in a fair and transparent manner.

In compliance with the provisions of Sections 108 and 110 of the Act read with Rules 20 and 22 of the Management Rules, Regulation 44 of the LODR Regulations, and SS-2, the Company has provided e-voting facility to its Members to cast their votes electronically. The detailed procedure with respect to e-voting is mentioned in this Notice. The Company has engaged the National Securities Depository Limited ("NSDL") for facilitating e-voting.

Members desiring to exercise their votes are requested to carefully read the instructions indicated in this Notice and record their assent (FOR) or dissent (AGAINST) by following the procedure as stated in the Notes forming part of the Notice.

The e-voting facility will be available during the following period:

Commencement of e-voting period	9.00 a.m. IST on Monday, October 28, 2024
Conclusion of e-voting period	5.00 p.m. IST on Tuesday, November 26, 2024
Cut-off date for eligibility to vote	Wednesday, October 23, 2024

The e-voting facility will be disabled by NSDL immediately after 5.00 p.m. IST on Tuesday, November 26, 2024, and will be disallowed thereafter.

The Scrutinizer will submit his report to the Chairman of the Company ("the Chairman") or any other person authorized by the Chairman, and the result will be announced within 48 hours from the conclusion of the e-voting period i.e. on or before 5.00 p.m. IST on Thursday, November 28, 2024. The result declared along with the Scrutinizer's report shall be communicated in the manner provided in this Postal Ballot Notice.

The last date of e-voting, i.e. November 26, 2024, shall be the date on which the resolutions would be deemed to have been passed, if approved by the requisite majority.

Resolutions

Item no. 1 – Material Related party transactions between Infosys Limited and subsidiaries with Stater N.V.

To consider and if thought fit, to pass the following resolution as an ordinary resolution:

RESOLVED THAT pursuant to and in accordance with: (i) Provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended from time to time (**"the LODR Regulations"**); (ii) Applicable provisions of the Companies Act, 2013 including any statutory modification(s) or re-enactment thereof (**"the Act"**) and the rules framed thereunder; (iii) The Policy on Related party transactions of the Company; and (iv) The approval of the Audit Committee and recommendation of the Board of Directors of the Company, the approval of the Members of the Company be and is hereby accorded to the Company and specific subsidiaries of the Company (as listed in the explanatory statement to this resolution) to enter into and / or continue related party contract(s) / arrangement(s) / transaction(s) (whether by way of an individual transaction or transactions taken together or a series of transactions or otherwise) with Stater N.V., a majority-owned subsidiary of the Company which qualifies as a related party transaction within the meaning of Regulation 2(1)(zc) of the LODR Regulations, in the course of purchase / sale of services, purchase / sale of shared services, grant of loans, merger and dividend on such material terms and conditions as detailed in the explanatory statement to this resolution and as may be agreed by the Company and specific subsidiary with Stater N.V., such that during the financial year ending on March 31, 2025, the maximum value of the transactions of the Company and each specific subsidiary of the Company with Stater N.V. does not exceed the value as specified in the explanatory statement and the aggregate value of all such transactions with Stater N.V. does not exceed ₹ 2,085 crore or 1.36% of annual consolidated turnover, provided that the said transactions shall be at arm's length basis and in the ordinary course of business.

RESOLVED FURTHER THAT the Board of Directors (hereinafter referred to as **"the Board"**, which term shall be deemed to include any Committee constituted / empowered / to be constituted by the Board from time to time to exercise its powers conferred by this Resolution(s) / transaction(s) and / or enter into and / or carry out new contract(s) / arrangement(s) / transaction(s), whether by way of an individual transaction or transactions taken together as a series of transactions or otherwise) of the Company be and is hereby authorized to settle any question, difficulty, or doubt, that may arise in giving effect to this resolution and to do all such acts, deeds and things as may be necessary, expedient and desirable for the purpose of giving effect to this resolution.

Item no. 2 – Material Related party transactions between Infosys Limited and subsidiaries with Stater Nederland B.V.

To consider and if thought fit, to pass the following resolution as an ordinary resolution:

RESOLVED THAT pursuant to and in accordance with: (i) Provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended from time to time (**"the LODR Regulations"**); (ii) Applicable provisions of the Companies Act, 2013 including any statutory modification(s) or re-enactment thereof (**"the Act"**) and the rules framed thereunder; (iii) The Policy on Related Party Transactions of the Company; and (iv) The approval of the Audit Committee and recommendation of the Board of Directors of the Company, the approval of the Members of the Company be and is hereby accorded to the Company and the specific subsidiaries of the Company (as listed in the explanatory statement to this resolution) to enter into and / or continue related party contract(s) / arrangement(s) / transaction(s) (whether by way of an individual transaction or transactions taken together or a series of transactions or otherwise) with Stater Nederland B.V., a majority-owned subsidiary of the Company which qualifies as a related party transaction within the meaning of Regulation 2(1)(zc) of the LODR Regulations, in the course of purchase / sale of services, purchase / sale of shared services and providing of parental guarantee on such material terms and conditions as detailed in the explanatory statement to this resolution and as may be agreed by the Company and specific subsidiary with Stater Nederland B.V., such that during the financial year ending on March 31, 2025, the maximum value of the transactions of the Company and each specific subsidiary of the Company with Stater Nederland B.V. does not exceed the value as specified in the explanatory statement and the aggregate value of all such transactions of the Company and its subsidiaries with Stater Nederland B.V. does not exceed ₹ 1,925 crore or 1.25% of annual consolidated turnover, provided that the said transactions shall be at arm's length basis and in the ordinary course of business.

RESOLVED FURTHER THAT the Board of Directors (hereinafter referred to as **"the Board"**, which term shall be deemed to include any Committee constituted / empowered / to be constituted by the Board from time to time to exercise its powers conferred by this Resolution(s) / transaction(s) and / or enter into and / or carry out new contract(s) / arrangement(s) / transaction(s), whether by way of an individual transaction or transactions taken together as a series of transactions or otherwise) of the Company be and is hereby authorized to settle any question, difficulty, or doubt, that may arise in giving effect to this resolution and to do all such acts, deeds and things as may be necessary, expedient and desirable for the purpose of giving effect to this resolution.

Registered office:
Infosys Limited, Electronics City,
Hosur Road, Bengaluru 560 100, India
CIN: L85110KA1981PLC013115
Tel: +91 80-28520261
Email – investors@infosys.com
Website: www.infosys.com

By order of the Board of Directors
for Infosys Limited

Bengaluru
October 17, 2024

Sd/-
A. G. S. Manikantha
Company Secretary
Membership No. ACS 21918

Notes:

1. The explanatory statement pursuant to Section 102 read with Section 110 of the Act and other applicable provisions, if any, along with requisite enclosure(s) setting out material facts and the reason / rationale thereof for the proposed resolutions is annexed herewith.
2. This Postal Ballot Notice is being sent to the Members whose names appear on the register of Members / list of beneficial owners as received from the National Securities Depository Limited ("NSDL") and Central Depository Services (India) Limited ("CDSL") and whose email address is registered with the Company / Depository Participant(s), as on Wednesday, October 23, 2024 ("the Cut-off Date"). A person who is not a Member as on the Cut-off Date should treat this Postal Ballot Notice for informational purposes only. In compliance with Regulation 44 of the LODR Regulations and pursuant to the provisions of Sections 108 and 110 of the Act read with the Rules framed thereunder and the Circulars, the manner of voting on the proposed resolutions is restricted only to e-voting i.e., by casting votes electronically instead of submitting the postal ballot form. Accordingly, the physical copy of the Notice along with the postal ballot form and the pre-paid business reply envelope are not being sent to the Members. The communication of the assent or dissent of the Members would only take place through the e-voting system.
3. Once the vote on a resolution is cast by the Member, he / she shall not be allowed to change it subsequently. The voting rights of Members shall be in proportion to their shares of the paid-up equity share capital of the Company as on Wednesday, October 23, 2024, being the Cut-off Date fixed for the purpose.
4. In connection with the dispatch of this Postal Ballot Notice to the American Depositary Shares ("ADSs") holders, the Depositary has established Monday, October 28, 2024 ("ADS postal ballot cut-off date") as the cut-off date for determining those registered ADS holders entitled to receive the postal ballot materials and voting instructions on the postal ballot resolutions. It is anticipated that the Depositary will utilize this Postal Ballot Notice in creating its own voting instruction form for registered holders of American Depositary Receipts ("ADRs") evidencing ADSs. The mailing agents for participants within the Depository Trust Company should base the form sent to their clients on the form prepared by the Depositary when mailing the beneficial holders of ADSs.
5. The resolutions, if passed by the requisite majority through Postal Ballot, will be deemed to have been passed on the last date specified for voting i.e. Tuesday, November 26, 2024. Further, resolutions passed by the Members through postal ballot are deemed to have been passed as if they are passed at a general meeting of the Members.
6. The Scrutinizer will submit his report to the Chairman or any other person authorized by the Chairman after the completion of scrutiny of the e-voting, and the result of the e-voting by Postal Ballot will be announced within 48 hours from the conclusion of e-voting i.e. on or before 5.00 PM IST on Thursday, November 28, 2024 and will also be displayed on the Company website www.infosys.com, on the website of NSDL www.evoting.nsdl.com, and communicated to the stock exchanges and Registrar and Share Transfer Agent (RTA).
7. All material documents referred to in the explanatory statement will be available for inspection only through electronic mode on all working days from the date of dispatch until the last date for receipt of votes by e-voting i.e., Tuesday, November 26, 2024. Members may send their requests to investors@infosys.com or einward.ris@kfintech.com from their registered e-mail address mentioning their names, folio numbers, DP ID and Client ID during the voting period.
8. Members holding shares in electronic mode, who have not registered their email addresses are requested to register their email addresses with their respective Depository Participant (DP).

Members holding shares in physical mode are requested to update their email addresses with the Company's RTA at einward.ris@kfintech.com. Members may follow the process detailed below for availing other services from RTA:

Type of Holder	Process to be followed	
Physical	For availing the following investor services, send a written request in the prescribed forms to the RTA of the Company, KFin Technologies Limited, either by email to einward.ris@kfintech.com or by post to KFin Technologies Limited, Unit: Infosys Limited, Selenium Tower B, Plot 31-32, Financial District, Nanakramguda, Serilingampally Mandal, Hyderabad-500 032.	
	Form for availing investor services to register PAN, email address, bank details and other KYC details or changes / update thereof for securities held in physical mode	Form ISR - 1
	Update of signature of securities holder	Form ISR - 2
	For nomination as provided in the Rule 19(1) of the Companies (Share Capital and Debenture) Rules, 2014	Form SH-13
	Declaration to opt out	Form ISR-3
	Cancellation of nomination by the holder(s) (along with ISR-3) / Change of nominee	Form SH-14
	Form for requesting issue of duplicate certificate and other service requests for shares / debentures / bonds, etc., held in physical form	ISR 4
	The forms for updating the above details are available at https://www.infosys.com/investors/shareholder-services/investors-service.html or https://ris.kfintech.com/clientservices/isc/InvestorGrievance.aspx?q=0	
Demat	Please contact your DP and register your email address and bank account details in your demat account, as per the process advised by your DP.	

9. SEBI has mandated the submission of PAN, KYC details and nomination by holders of physical securities and linking PAN with Aadhaar vide its circulars dated March 16, 2023, and November 17, 2023. Shareholders are requested to submit their PAN, KYC and nomination details to the Company's RTA KFin Technologies Limited at einward.ris@kfintech.com. The forms for updating the same are available at https://www.infosys.com/investors/shareholder-services/investors-service.html

   Members holding shares in electronic form are requested to submit their PAN to their depository participant(s).

Instructions for e-voting

The process to vote electronically on the NSDL e-voting system consists of two steps:

Step 1: Access to the NSDL e-voting system

(A) Login method for e-voting for individual shareholders holding securities in demat mode

In terms of SEBI circular SEBI/HO/CFD/CMD/CIR/P/2020/242 dated December 9, 2020 on e-voting facility provided by listed companies, individual shareholders holding securities in demat mode are allowed to vote through their demat account maintained with Depositories and Depository Participants. Shareholders are advised to update their mobile number and email id in their demat accounts in order to access e-voting facility.

Login method for individual shareholders holding securities in demat mode is given below:

Type of shareholders	Login Method
Individual shareholders holding securities in demat mode with NSDL.	1. Existing IDeAS user can visit the e-Services website of NSDL, Viz. https://eservices.nsdl. com either on a personal computer or on a mobile. On the e-Services home page click on the "Beneficial Owner" icon under "Login" which is available under 'IDeAS' section, this will prompt you to enter your existing User ID and Password. After successful authentication, you will be able to see e-voting services under Value added services. Click on "Access to e-voting" under e-voting services and you will be able to see e-voting page. Click on company name or e-voting service provider i.e. NSDL and you will be re-directed to e-voting website of NSDL for casting your vote during the remote e-voting period.
	2. If you are not registered for IDeAS e-Services, the option to register is available at https://eservices.nsdl.com. Select "Register Online for IDeAS Portal" or click https://eservices. nsdl.com/SecureWeb/IdeasDirectReg.jsp
	3. Visit the e-voting website of NSDL. Open the web browser by typing the following URL: https://www.evoting.nsdl.com/ either on a Personal Computer or on a mobile. Once the home page of e-voting system is launched, click on the icon "Login" which is available under 'Shareholder / Member' section. A new screen will open. You will have to enter your User ID (i.e. your 16-digit demat account number held with NSDL), Password / OTP and a Verification Code as shown on the screen. After successful authentication, you will be redirected to NSDL Depository site wherein you can see e-voting page. Click on company name or e-voting service provider i.e. NSDL and you will be redirected to e-voting website of NSDL for casting your vote during the remote e-voting period.
	4. Shareholders / Members can also download NSDL Mobile App "NSDL Speede" facility by scanning the QR code mentioned below for seamless voting experience. **NSDL Mobile App is available on** App Store Google Play
Individual shareholders holding securities in demat mode with CDSL	1. Users who have opted for CDSL Easi / Easiest facility, can login through their existing user id and password. Option will be made available to reach e-voting page without any further authentication. The users to login Easi / Easiest are requested to visit CDSL website www.cdslindia.com and click on login icon and New System Myeasi Tab and then use your existing my easi username and password.
	2. After successful login the Easi / Easiest user will be able to see the e-voting option for eligible companies where the evoting is in progress as per the information provided by company. On clicking the evoting option, the user will be able to see e-voting page of the e-voting service provider for casting your vote during the remote e-voting period. Additionally, there are also links provided to access the system of all e-voting Service Providers, so that the user can visit the e-voting service providers' website directly.
	3. If the user is not registered for Easi / Easiest, option to register is available at CDSL website www. cdslindia.com and click on login & New System Myeasi Tab and then click on registration option.
	4. Alternatively, the user can directly access e-voting page by providing Demat Account Number and PAN from a e-voting link available on www.cdslindia.com home page. The system will authenticate the user by sending OTP on registered Mobile & Email as recorded in the Demat Account. After successful authentication, user will be able to see the e-voting option where the evoting is in progress and also able to directly access the system of all e-voting Service Providers.

Type of shareholders	Login Method
Individual shareholders (holding securities in demat mode) logging in through their depository participants	You can also login using the login credentials of your demat account through your Depository Participant registered with NSDL / CDSL for e-voting facility. Upon logging in, you will be able to see e-voting option. Click on e-voting option, you will be redirected to NSDL / CDSL Depository site after successful authentication, wherein you can see e-voting feature. Click on company name or e-voting service provider i.e. NSDL and you will be redirected to e-voting website of NSDL for casting your vote during the remote e-voting period.

Important note: Members who are unable to retrieve User ID / Password are advised to use Forgot User ID and Forgot Password options available on the above-mentioned website.

Helpdesk for individual shareholders holding securities in demat mode for any technical issues related to login through depository i.e. NSDL and CDSL

Login type	Helpdesk details
Individual shareholders holding securities in demat mode with NSDL	Members facing any technical issue in login can contact NSDL helpdesk by sending a request at evoting@nsdl.com or call 022-48867000
Individual Shareholders holding securities in demat mode with CDSL	Members facing any technical issue in login can contact CDSL helpdesk by sending a request at helpdesk.evoting@cdslindia.com or call the toll-free number 1800-21-09911

(B) Login method for e-voting for shareholders other than individual shareholders holding securities in demat mode and shareholders holding securities in physical mode

How to Log-in to NSDL e-voting website?

1. Visit the e-voting website of NSDL. Open web browser by typing the following URL: https://www.evoting.nsdl.com/ either on a Personal Computer or on a mobile.
2. Once the home page of e-voting system is launched, click on the icon "Login" which is available under 'Shareholder/Member' section.
3. A new screen will open. Enter your User ID, Password / OTP and a verification code as shown on the screen.
   Alternatively, if you are registered for NSDL e-services i.e. IDeAS, you can log in at https://eservices.nsdl.com/ with your existing IDeAS login. Once you log in to NSDL e-services using your login credentials, click on e-voting and you can proceed to Step 2 i.e. Cast your vote electronically.
4. Your User ID details are given below:

Manner of holding shares i.e. Demat (NSDL or CDSL) or Physical	Your User ID is:
a) For Members who hold shares in demat account with NSDL	8-character DP ID followed by 8-digit Client ID For example, if your DP ID is IN300*** and Client ID is 12****** then your User ID is IN300***12******.
b) For Members who hold shares in demat account with CDSL	16-digit Beneficiary ID For example, if your Beneficiary ID is 12************** then your User ID is 12**************
c) For Members holding shares in physical mode	EVEN Number followed by Folio Number registered with the Company For example, if your Folio Number is 001*** and EVEN is 131976 then your User ID is 131976001***

5. Password details for shareholders other than individual shareholders are given below:

a. If you are already registered for e-voting, then you can use your existing password to log in and cast your vote.

b. If you are using NSDL e-voting system for the first time, you will need to retrieve the 'initial password' which was communicated to you. Once you retrieve your 'initial password', you need to enter the 'initial password' for the system to prompt you to change your password.

c. How to retrieve your 'initial password'?

   (i) If your email ID is registered in your demat account or with the Company, your 'initial password' is communicated to you on your email ID. Trace the email sent to you from NSDL from your mailbox. Open the email and open the attachment i.e. a .pdf file. Open the .pdf file. The password to open the .pdf file is your 8-digit Client ID for your NSDL account, or the last 8 digits of your Client ID for CDSL account, or Folio Number for shares held in physical mode. The .pdf file contains your 'User ID' and your 'initial password'.

   (ii) If your email ID is not registered, please follow steps mentioned below in process for those shareholders whose email ids are not registered

6. If you are unable to retrieve or have not received the 'Initial password' or have forgotten your password:
a. Click on 'Forgot User Details / Password?' (If you hold shares in your demat account with NSDL or CDSL) option available on www.evoting.nsdl.com.
b. Physical User Reset Password? (If you hold shares in physical mode) option available on www.evoting.nsdl.com.
c. If you are still unable to get the password by the above two options, you can send a request to evoting@nsdl.com mentioning your demat account number / Folio Number, your PAN, your name and your registered address.
d. Members can also use the OTP (One Time Password) based login for casting their vote on the e-voting system of NSDL.

7. After entering your password, tick on "Agree with Terms and Conditions" by selecting on the check box.
8. Now, you will have to click on the 'Login' button.
9. After you click on the 'Login' button, the homepage of e-voting will open.

Step 2: Cast your vote electronically on NSDL e-voting system

How to cast your vote electronically on NSDL e-voting system?

1. After successful login at Step 1, you will be able to see all the companies "EVEN" in which you are holding shares and whose voting cycle.
2. Select "EVEN" of company for which you wish to cast your vote during the remote e-voting period.
3. Now you are ready for e-voting as the Voting page opens.
4. Cast your vote by selecting appropriate options i.e. assent or dissent, verify / modify the number of shares for which you wish to cast your vote and click on "Submit" and also "Confirm" when prompted.
5. Upon confirmation, the message "Vote cast successfully" will be displayed.
6. You can also take the printout of the votes cast by you by clicking on the print option on the confirmation page.
7. Once you confirm your vote on the resolution, you will not be allowed to modify your vote

General guidelines for shareholders

1. Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) are required to send scanned copy (PDF / JPG Format) of the relevant Board Resolution / Authority letter etc. with attested specimen signature of the duly authorized signatory(ies) who are authorized to vote, to the Scrutinizer by e-mail to evoting@infosys.com with a copy marked to evoting@nsdl.com. Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) can also upload their Board Resolution / Power of Attorney / Authority Letter etc. by clicking on "Upload Board Resolution / Authority Letter" displayed under "e-voting" tab in their login.
2. It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential. Login to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the "Forgot User Details / Password?" or "Physical User Reset Password?" option available on www.evoting.nsdl.com to reset the password.
3. In case of any queries, you may refer the Frequently Asked Questions (FAQs) for Shareholders and e-voting user manual for Shareholders available at the download section of www.evoting.nsdl.com or call on : 022 - 4886 7000 or send a request to evoting@nsdl.com, or contact Amit Vishal, Deputy Vice President, or Pallavi Mhatre, Senior Manager, National Securities Depository Ltd., at the designated email ID: evoting@nsdl.com to get your grievances on e-voting addressed.

Process for those shareholders whose email ids are not registered with the depositories for procuring user id and password and registration of e mail ids for e-voting for the resolutions set out in this notice:

1. In case shares are held in physical mode please provide Folio No., Name of shareholder, scanned copy of the share certificate (front and back), PAN (self attested scanned copy of PAN card), AADHAR (self attested scanned copy of Aadhar Card) by email to investors@infosys.com & evoting@infosys.com.
2. In case shares are held in demat mode, please provide DPID-CLID (16 digit DPID + CLID or 16 digit beneficiary ID), Name, client master or copy of Consolidated Account Statement, PAN (self attested scanned copy of PAN card), AADHAAR (self attested scanned copy of Aadhaar Card) to investors@infosys.com & evoting@infosys.com. If you are an Individual shareholder holding securities in demat mode, you are requested to refer to the login method explained at step 1 (A) i.e. Login method for e-voting for Individual shareholders holding securities in demat mode.
3. Alternatively, shareholders / Members may send a request to evoting@nsdl.com for procuring user id and password for e-voting by providing above mentioned documents.
4. In terms of SEBI circular dated December 9, 2020, on e-voting facility provided by Listed Companies, Individual shareholders holding securities in demat mode are allowed to vote through their demat account maintained with Depositories and Depository Participants. Shareholders are required to update their mobile number and email ID correctly in their demat account in order to access e-voting facility.

Explanatory statement pursuant to Sections 102(1) and 110 of the Companies Act, 2013

Background and context for resolution – item nos. 1 & 2

Applicable Law

In terms of Regulation 23 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended from time to time (**"the LODR Regulations"**), any transactions with a related party shall be considered material, if the transaction(s) entered into / to be entered into individually or taken together with the previous transactions during a financial year, exceed the lower of ₹ 1,000 crore or 10% of annual consolidated turnover of the Company as per the last audited financial statements of the Company, and shall require prior approval of shareholders by means of an ordinary resolution.

The said limits are applicable, even if the transactions are in the ordinary course of business of the concerned Company and at an arm's length basis.

The Company has assessed the related party transactions in accordance with Regulation 2(1)(zc) of the LODR Regulations and accordingly seeks approval of the shareholders for these transactions set out in **Annexure 1** and **Annexure 2**.

Background of the transactions for which approval of the Members of the Company is being sought

In May 2019, the Company (through its subsidiary Infosys Singapore Pte Ltd) had acquired a majority stake (75%) in Stater N.V. (which was a wholly-owned subsidiary of ABN AMRO Bank N.V.) with a view to augment the administrative mortgage services business and related activities. The remaining minority stake (25%) in Stater N.V. is held by ABN AMRO Bank NV.

In the course of their business, during the financial year ending March 31, 2025, the Company and specific subsidiaries of the Company as mentioned below will enter into or continue to enter into transactions / contract(s) / agreement(s) / arrangement(s) with Stater N.V. and / or Stater Nederland B.V.

- Infosys BPM Limited;
- Infosys Singapore Pte Ltd
- Stater Belgium N.V. / S.A.;
- Stater Gmbh;
- Stater XXL B.V. and
- Hypocasso B.V.

All related party transactions of the Company and its subsidiaries are at arm's length and in the ordinary course of business. It is in the above context that item nos. 1 & 2 are placed for the approval of the Members of the Company. Background details of the parties and the proposed transactions, and its benefits, are as follows:

Item no. 1 – Material Related party transactions between Infosys Limited and subsidiaries with Stater N.V.

Stater N.V., a foreign majority-owned (step-down) subsidiary of the Company based in the Netherlands, is in the business of providing mortgage services to its customers. As part of enhancing operational efficiency, collaboration, leveraging the expertise, complementary strengths and facilities available within the Infosys Group ("the Group"), during the financial year ending on March 31, 2025, the Company and specific subsidiaries of the Company have transactions with Stater N.V.

In the course of their business, during the financial year ending March 31, 2025, the Company and specific subsidiaries of the Company, as mentioned below, will enter into or continue to enter into transactions / contract(s) / agreement(s) / arrangement(s) with Stater N.V.

- Infosys BPM Limited;
- Infosys Singapore Pte Ltd
- Stater Nederland B.V.;
- Stater Belgium N.V. / S.A.;
- Stater Gmbh;
- Stater XXL B.V. and
- Hypocasso B.V.

Since the estimated aggregate value (₹ 2,085 crore or 1.36% of annual consolidated turnover) of all transactions of the Company and specific subsidiaries of the Company with Stater N.V. for the financial year ending March 31, 2025 is expected to exceed the materiality threshold (₹ 1,000 crore), such transactions will qualify as material related party transactions in terms of Regulation 23 of the LODR Regulations, and an approval of the shareholders (by way of an ordinary resolution) is sought for the transactions.

It may be noted that while the pre-existing loan along with interest as of April 1, 2024 (₹ 207 crore) has been included in assessing the materiality threshold as mentioned above (estimated aggregate value of ₹ 2,085 crore), no approval for repayment and / or payment of interest is being sought now as the same pertains to the previous years and has already been appropriately approved by the Audit Committee in the prior years.

The Audit Committee has been provided with the relevant details, as required under law, of the aforementioned transactions with Stater N.V., including material terms. The Audit Committee, after reviewing all necessary information, has granted approval for entering into the transactions listed above with Stater N.V. during the financial year ending March 31, 2025. The Audit Committee has noted that the said transactions will be at arm's length basis and in the ordinary course of business.

Accordingly, based on the review and approval of the Audit Committee, the Board of Directors recommends the resolution contained in item no. 1 of the accompanying Notice to the shareholders for approval.

Information pursuant to SEBI Circular SEBI/HO/CFD/CMD1/CIR/P/2021/662 dated November 22, 2021 is provided as follows:

Transactions with Stater N.V.

Particulars	Details
Summary of information provided by the management to the Audit Committee	
Name of Related Party and its relationship with listed entity or its subsidiary, including nature of its concern or interest (financial or otherwise)	Stater N.V. is a majority-owned step-down subsidiary of the Company. For names and relationship of the Company and each of the subsidiaries having transactions with Stater N.V., refer to **Annexure 1**.
Summary of information provided by the management to the Audit Committee regarding the type of transaction	Refer to **Annexure 1**.
Tenure of the transaction	The related party transactions with Stater N.V. are continuing business transactions, and approval of the shareholders is being sought for transactions for financial year 2024-25.
Value of the transaction and the percentage of the listed entity's annual consolidated turnover for the immediately preceding financial year that is represented by the value of the proposed transaction	Refer to **Annexure 1**.
If the transaction relates to any loans, inter-corporate deposits, advances or investments made or given by the listed entity or its subsidiary, Applicable terms, including covenants, tenure, interest rate and repayment schedule, whether secured or unsecured, if secured, the nature of security	Refer to **Annexure 1**.
Justification as to why the related party transaction is in the interest of the listed entity	These transactions are undertaken in furtherance of the ordinary course of business of the Company, specific subsidiaries and Stater N.V. The expertise, complementary strengths and competencies and facilities available within the Group are leveraged for enhancing operating efficiency through these transactions.

The Members may note that in terms of the provisions of the LODR Regulations, the related parties as defined thereunder (whether such related party is a party to the aforesaid transactions or not), shall not vote to approve resolutions under item no. 1.

None of the Directors and Key Managerial Personnel of the Company or their relatives is concerned or interested in the resolution mentioned in item no. 1 of the Notice.

The Board recommends the resolution set forth in item no. 1 for the approval of the Members.

Item no. 2 – Material Related party transactions between Infosys Limited and subsidiaries with Stater Nederland B.V.

Stater Nederland B.V. (**"Stater Nederland"**), a subsidiary of Stater N.V., a foreign majority-owned (step-down) subsidiary of the Company, based in the Netherlands, is in the business of providing mortgage and loan management services. As part of enhancing operational efficiency, collaboration, leveraging the expertise, complementary strengths and facilities available within the Group, during the financial year ending on March 31, 2025, the Company and certain specific subsidiaries of the Company have transactions with Stater Nederland.

In the course of their business, during the financial year ending March 31, 2025, the Company and the following subsidiaries of the Company will enter into or continue to enter into transactions / contract(s) / agreement(s) / arrangement(s) with Stater Nederland:

- Infosys Singapore Pte Ltd
- Stater N.V.;
- Stater Belgium N.V. / S.A.;
- Stater Gmbh;
- Stater XXL B.V. and
- Hypocasso B.V.

Since the estimated aggregate value (₹ 1,925 crore or 1.25% of annual consolidated turnover) of all transactions of the Company and specific subsidiaries with Stater Nederland in the financial year ending March 31, 2025 is expected to exceed the materiality threshold (₹ 1,000 crore), such transactions will qualify as material related party transactions in terms of Regulation 23 of the LODR Regulations, and an approval of the shareholders (by way of an ordinary resolution) is sought for the transactions.

The Audit Committee has been provided with the relevant details, as required under law, of the aforementioned transactions with Stater Nederland, including material terms. The Audit Committee after reviewing all necessary information, has granted approval for entering into the transactions with Stater Nederland during the financial year ending March 31, 2025. The Audit Committee has noted that the said transactions will at an arm's length basis and in the ordinary course of business.

Accordingly, based on the review and approval of the Audit Committee, the Board of Directors recommends the resolution contained in item no. 2 of the accompanying Notice to the shareholders for approval.

Information pursuant to SEBI Circular SEBI/HO/CFD/CMD1/CIR/P/2021/662 dated November 22, 2021 is provided as follows:
Transactions with Stater Nederland

Particulars	Details
Summary of information provided by the management to the Audit Committee	
Name of Related Party and its relationship with listed entity or its subsidiary, including nature of its concern or interest (financial or otherwise)	Stater Nederland is a majority-owned step-down subsidiary of the Company. For names and relationship of the Company and each of the subsidiaries having transactions with Stater Nederland, refer to **Annexure 2.**
Summary of information provided by the management to the Audit Committee regarding the type of transaction	Refer to **Annexure 2.**
Tenure of the transaction	The related party transactions with Stater Nederland are continuing business transactions, and approval of the shareholders is being sought for transactions for financial year 2024-25.
Value of the transaction and the percentage of the listed entity's annual consolidated turnover for the immediately preceding financial year that is represented by the value of the proposed transaction	Refer to **Annexure 2.**
Justification as to why the related party transaction is in the interest of the listed entity	These transactions are undertaken in furtherance of the ordinary course of business of the Company, specific subsidiaries and Stater Nederland. The expertise, complementary strengths and competencies and facilities available within the Group are leveraged for enhancing operating efficiency through these transactions.

The Members may note that in terms of the provisions of the LODR Regulations, the related parties as defined thereunder (whether such related party is a party to the aforesaid transactions or not), shall not vote to approve resolutions under item no. 2.

None of the Directors and Key Managerial Personnel of the Company or their respective relatives is concerned or interested in the resolution mentioned at item no. 2 of the Notice.

The Board recommends the resolution set forth at item no. 2 for the approval of the Members.

Registered office:
Infosys Limited, Electronics City,
Hosur Road, Bengaluru 560 100, India
CIN: L85110KA1981PLC013115
Tel: +91 80-28520261
Email – investors@infosys.com
Website: www.infosys.com

By order of the Board of Directors
for Infosys Limited

Bengaluru
October 17, 2024

Sd/-
A. G. S. Manikantha
Company Secretary
Membership No. ACS 21918

Annexure 1: Transactions with Stater N.V.

S. No	Particulars / Name of listed entity or subsidiary	HypoCasso B.V.		Stater Belgium N.V./S.A.		Stater Gmbh		Stater XXL B.V.		Stater Nederland		Infosys Singapore Pte. Ltd		Infosys BPM Limited		Infosys Limited	
1	Nature of Relationship of Listed entity or its subsidiary with the related party (Stater N.V.)	Wholly-owned subsidiary		Wholly-owned subsidiary		Wholly-owned subsidiary		Wholly-owned subsidiary		Wholly-owned subsidiary		Immediate parent company		Fellow subsidiary		Ultimate parent company	
2	Summary of information provided by the management to the Audit Committee regarding the type of transaction [1]	i) Purchase of services ii) Purchase of shared services iii) Sale of shared services iv) Dividend		i) Purchase of services ii) Purchase of shared services iii) Dividend		i) Purchase of services ii) Purchase of shared services iii) Loan taken		i) Purchase of services ii) Purchase of shared services iii) Sale of shared services iv)Merger within the Stater group		i) Purchase of services ii) Purchase of shared services iii) Sale of services iv) Sale of shared services		Loan taken		Purchase of shared services		Sale of services	
3	Value of the transaction and the percentage of the listed entity's annual consolidated turnover for the immediately preceding financial year that is represented by the value of the proposed transaction [2]																
		in ₹ crore	%	in ₹ crore	%	in ₹ crore	%	in ₹ crore	%	in ₹ crore	%	in ₹ crore	%	in ₹ crore	%	in ₹ crore	%
	i) Purchase of services	20	0.01	5	0.00	25	0.02	10	0.01	1,050	0.68	–	–	–	–	–	–
	ii) Purchase of shared services	70	0.05	5	0.00	20	0.01	10	0.01	430	0.28	–	–	10	0.01	–	–
	iii) Sale of services	–	–	–	–	–	–	–	–	50	0.03	–	–	–	–	10	0.01
	iv) Sale of shared services	10	0.01	–	–	–	–	10	0.01	10	0.01	–	–	–	–	–	–
	v) Dividend [3]	13	0.01	10	0.01	–	–	–	–	–	–	–	–	–	–	–	–
	vi) Merger within the Stater group [4]	–	–	–	–	–	–	10	0.01	–	–	–	–	–	–	–	–
	vii) Loan for financial year 2024-25	–	–	–	–	50	0.03	–	–	–	–	50	0.03	–	–	–	–
	Nature, tenure, repayment terms and purpose of loan	–	–	–	–	Unsecured loan, repayable on demand, taken for the purpose of meeting working capital requirements for a term of 5 years		–	–	–	–	Unsecured loan, repayable on demand, taken for the purpose of meeting working capital requirements for a term of 5 years		–	–	–	–

S. No	Particulars / Name of listed entity or subsidiary	HypoCasso B.V.	Stater Belgium N.V./S.A.	Stater Gmbh	Stater XXL B.V.	Stater Nederland	Infosys Singapore Pte. Ltd	Infosys BPM Limited	Infosys Limited
	Interest	–	–	Interest based on 12 months Euro Interbank Offered Rate (EURIBOR) + appropriate spread, or 0.25% per annum, whichever is higher	–	–	Interest based on 12 months Euro Interbank Offered Rate (EURIBOR) + appropriate spread, or 0.25% per annum, whichever is higher	–	–
	Source of funds and whether any financial indebtedness is incurred to make or give loans	–	–	Internal accruals. No financial indebtedness is incurred	–	–	Internal accruals. No financial indebtedness is incurred	–	–
	viii) Outstanding loan as at April 01, 2024	–	36 0.02	29 0.02	–	–	123 0.08	–	–
	Nature, tenure repayment terms and purpose of loan	–	Unsecured loan, repayable on demand, given for the purpose of meeting working capital requirements for a term of 5 years	Unsecured loan, repayable on demand, taken for the purpose of meeting working capital requirements for a term of 5 years	–	–	Unsecured loan, repayable on demand, taken for the purpose of meeting working capital requirements for a term of 5 years	–	–
	Interest	–	Interest based on 12 months Euro Interbank Offered Rate (EURIBOR) + appropriate spread, or 0.25% per annum whichever is higher	Interest based on 12 months Euro Interbank Offered Rate (EURIBOR) + appropriate spread, or 0.25% per annum whichever is higher	–	–	Interest based on 12 months Euro Interbank Offered Rate (EURIBOR) + appropriate spread, or 0.25% per annum whichever is higher	–	–
	Source of funds and whether any financial indebtedness is incurred to make or give loans	–	Internal accruals. No financial indebtedness is incurred	Internal accruals. No financial indebtedness is incurred	–	–	Internal accruals. No financial indebtedness is incurred	–	–

Notes

(1) In order to leverage efficiencies of scale and optimize the resources available in the Group, resources are shared within the Group. Accordingly, purchase, sale of services and shared services majorly includes transfer of manpower, sharing of business enabling services like Finance & Accounting, Legal Support, Purchase & Facility Management, Human Resource Management Services, Risk Management, Information Security, Management Support, software license and other administrative services.

(2) Transactions between the Stater entities in Netherland (HypoCasso B.V.; Stater XXL B.V.; Stater Nederland and Stater N.V. are generally on a cost basis as all these entities are under a tax group and file a single tax return. The transactions between other subsidiaries are either on a cost-sharing or cost-plus-markup basis depending on the respective local regulations on transfer pricing. All transactions are at arm's length basis.

(3) The subsidiaries propose to return capital to the shareholders in the form of dividend as appropriate.

(4) As a part of an ongoing program of entity rationalization, the Company may from time to time propose merger/demerger of entities within the Group. These mergers are generally based on the local regulatory requirements and are accounted for as transactions under common control under the relevant accounting standards

Annexure 2: Transactions with Stater Nederland

S.No	Particulars / Name of listed entity or subsidiary	HypoCasso B.V.		Stater Belgium N.V./S.A.		Stater Gmbh		Stater N.V.		Stater XXL B.V.		Infosys Limited		Infosys Singapore Pte. Ltd	
1	Nature of Relationship of Listed entity or its subsidiary with the related party (Stater Nederland)	Fellow subsidiary		Fellow subsidiary		Fellow subsidiary		Immediate parent company		Fellow subsidiary		Ultimate parent company		Parent company of Stater N.V.	
2	Summary of information provided by the management to the Audit Committee regarding the type of transaction [1]	i) Purchase of services ii) Purchase of shared services iii) Sale of services iv) Sale of shared services		Purchase of services		i) Purchase of services ii) Purchase of shared services		i) Purchase of services ii) Purchase of shared services iii) Sale of services iv) Sale of shared services		i) Purchase of shared services ii) Sale of services iii) Sale of shared services		i) Purchase of services ii) Purchase of shared services iii) Sale of services iv) Sale of shared services		Parental guarantee given Guarantee is provided to customer in the ordinary course of business in line with the contract with the customer.	
3	Value of the transaction and the percentage of the listed entity's annual consolidated turnover for the immediately preceding financial year that is represented by the value of the proposed transaction [2]														
		in ₹ crore	%	in ₹ crore	%	in ₹ crore	%	in ₹ crore	%	in ₹ crore	%	in ₹ crore	%	in ₹ crore	%
	i) Purchase of services	15	0.01	10	0.01	20	0.01	50	0.03	–	–	10	0.01	–	–
	ii) Purchase of shared services	15	0.01	–	–	20	0.01	10	0.01	10	0.01	10	0.01	–	–
	iii) Sale of services	20	0.01	–	–	–	–	1,050	0.68	10	0.01	100	0.07	–	–
	iv) Sale of shared services	15	0.01	–	–	–	–	430	0.28	10	0.01	10	0.01	–	–
	v) Parental Guarantee (including guarantee fee)	–	–	–	–	–	–	–	–	–	–	–	–	110	0.07

Notes

(1) In order to leverage efficiencies of scale and optimize the resources available in the Group, resources are shared within the Group. Accordingly, purchase, sale of services and shared services majorly includes transfer of manpower, sharing of business enabling services like Finance & Accounting, Legal Support, Purchase & Facility Management, Human Resource Management, Risk Management, Information Security, Management Support, software license and other administrative services.

(2) Transactions between the Stater entities in Netherland (HypoCasso B.V. ; Stater XXL B.V.; Stater Nederland and Stater N.V. are generally on a cost basis as all these entities are under a tax group and file a single tax return. The transactions between other subsidiaries are either on a cost-sharing or cost-plus-markup basis depending on the respective local regulations on transfer pricing. All transactions are at arm's length basis.

Information at glance:

Particulars	Notes
Cut-off date to determine eligible Members to vote on the resolutions	Wednesday, October 23, 2024
Voting start time and date	9.00 a.m. IST, Monday, October 28, 2024
Voting end time and date	5.00 p.m. IST, Tuesday, November 26, 2024
Date on which the resolution is deemed to be passed	Last date of voting i.e. Tuesday, November 26, 2024
Name, address and contact details of Registrar and Share Transfer Agent.	**Shobha Anand** Vice President **KFin Technologies Limited** Selenium Tower B, Plot 31-32, Financial District, Nanakramguda, Serilingampally Mandal, Hyderabad – 500 032 Contact details: shobha.anand@kfintech.com; einward.ris@kfintech.com Contact number – 1800-309-4001
Name, address and contact details of e-voting service provider	**Amit Vishal** Deputy Vice President **Pallavi Mhatre** Senior Manager National Securities Depository Limited 4th Floor, A Wing, Trade World, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai – 400013, India Contact details: evoting@nsdl.com; Contact number – 022 – 4886 7000
NSDL e-voting website address	https://www.evoting.nsdl.com/